EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
September 16, 2013	6,895	$7.15
September 17, 2013	39,081	$7.21
September 18, 2013	300,000	$7.27